Exhibit 99.1

Certain portions of this exhibit have been redacted in accordance with Item 601(a)(6) of Regulation S-K. This information is not material and disclosure of such information would constitute an unwarranted invasion of personal privacy. “[*]” indicates that information has been redacted.

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN LONGEVERON INC.’S PROSPECTUS DATED       , 2023 (THE “PROSPECTUS”) AND ARE INCORPORATED HEREIN BY REFERENCE. COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM OKAPI PARTNERS LLC, THE INFORMATION AGENT, BY CALLING (212) 297-0720 (BANKERS AND BROKERS) OR (844) 201-1170 (ALL OTHERS) OR BY EMAIL AT INFO@OKAPIPARTNERS.COM.

FORM OF INSTRUCTIONS
AS TO USE OF
LONGEVERON INC.
TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATES

PLEASE CONSULT THE INFORMATION AGENT,
YOUR BANK OR BROKER AS TO ANY QUESTIONS

The following instructions relate to a rights offering (the “Rights Offering”) by Longeveron Inc., a Delaware corporation (the “Company”), to the holders (each a “holder”, or “you”) of its Class A common stock, Class B common stock (together, our “common stock”) and warrants exercisable for our Class A common stock (the “participating warrants”), as described in the Company’s prospectus dated              , 2023 (the “Prospectus”). Holders of our common stock and participating warrants owned and settled as of 5:00 p.m., Eastern Time, on ____________, 2023 (the “record date”) are receiving, at no charge, transferable subscription rights (the “Rights”) to purchase shares of Class A common stock (the “shares” and each, a “share”). An aggregate of up to $30.0 million of Class A common stock is being offered by the Prospectus.

The Rights will be evidenced by transferable subscription rights certificates (the “Rights Certificate”). The number of Rights to which you are entitled is printed on the face of your Rights Certificate. The Rights will expire, if not exercised, by 5:00 p.m., Eastern Time, on               , 2023 (the “expiration date”), unless extended by the Company. If you do not exercise your Rights at or before the expiration date of this Rights Offering, your unexercised Rights will be null and void and will have no value. The Company will not be obligated to honor any purported exercise of Rights received by Colonial Stock Transfer Company, Inc. (the “subscription agent”) after 5:00 p.m., Eastern Time, on the expiration date, regardless of when the documents relating to such exercise were sent. If the Company’s board of directors extends the Rights Offering, the Company will issue a press release notifying holders of the extension of the expiration date as promptly as practical, but in no event later than 9:00 a.m., Eastern Time, on the next business day following the most recently announced expiration date.

Each holder will receive five Rights for every share of common stock owned of record or underlying a participating warrant as of the record date. Each Right allows the holder thereof to subscribe for one share of Class A common stock (the “basic subscription right”) at the subscription price of $     per share. Fractional Rights will not be issued. As an example, if you owned 1,000 shares of Class A common stock as of the record date, you would receive 5,000 Rights pursuant to your basic subscription right, giving you the ability to purchase 5,000 shares of Class A common stock in the Rights Offering pursuant to your basic subscription right.

In addition, holders who fully exercise their basic subscription right will be entitled to subscribe for additional shares of Class A common stock that remain unsubscribed as a result of any unexercised basic subscription rights (the “over-subscription privilege”). The over-subscription privilege allows a holder to subscribe for additional shares of Class A common stock at the subscription price per share on a pro rata basis if any shares are not purchased by other holders under their basic subscription rights as of the expiration date. “Pro rata” means in proportion to the number of shares of Class A common stock that you and the other holders have subscribed for under the over-subscription privilege. You may exercise your over-subscription privilege only if you have exercised your basic subscription right in full and other holders of Rights do not exercise their basic subscription rights in full. If there are not enough shares of Class A common stock to satisfy all subscriptions made under the over-subscription privilege, the Company will allocate the remaining shares of Class A common stock pro rata among those over-subscribing Rights holders, and return any excess payments in the form in which made. For purposes of determining if you have fully exercised your basic subscription right, the Company will consider only the basic subscription right held by you in the same capacity. See “The Rights Offering—The Subscription Rights- Basic Subscription Right- Over-Subscription Privilege” in the Prospectus.

The number of basic subscription rights to which you are entitled is printed on the face of your Rights Certificate. You should indicate your wishes with regard to the exercise of your Rights by completing the appropriate portions of your Rights Certificate and returning the certificate to the subscription agent pursuant to the procedures described in the Prospectus. If your shares of Class A common stock are held in an account with a broker, dealer, custodian bank or other nominee, you will not receive a Rights Certificate. Instead, Rights will be issued to such nominee record holder for each share of our Class A common stock held by such nominee at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares and follow the instructions provided by your nominee. Your nominee may establish a deadline before the expiration of the Rights Offering by which you must provide it with your instructions to exercise your Rights, along with the required subscription payment. In connection with the exercise of the over-subscription privilege, custodian banks, brokers and other nominee holders of basic subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of basic subscription rights exercised, and the number of shares requested through the over-subscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

You are not required to exercise any or all of your basic subscription rights. If you do not exercise or transfer your Rights, you will lose any value represented by your Rights, and if you do not exercise your Rights in full, your percentage ownership interest and related rights in the Company may be diluted. Your percentage ownership of our stock may also decrease if you do not exercise your Rights in full.

If you have any questions concerning the Rights Offering, please contact the Information Agent, OKAPI PARTNERS LLC by telephone at (212) 297-0720 (bankers and brokers) or (844) 201-1170 (all others) or by email at info@okapipartners.com.

YOUR TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE AND SUBSCRIPTION PRICE PAYMENT, BY (X) CHECK DRAWN UPON A UNITED STATES BANK, OR (Y) WIRE TRANSFER IN IMMEDIATELY AVAILABLE FUNDS, MUST BE ACTUALLY RECEIVED BY THE SUBSCRIPTION AGENT ON OR BEFORE 5:00 P.M., EASTERN TIME, ON THE EXPIRATION DATE. ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION RIGHT AND THE OVER-SUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED. IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION RIGHTS AT OR BEFORE THE EXPIRATION DATE OF THIS RIGHTS OFFERING, YOUR UNEXERCISED RIGHTS WILL BE NULL AND VOID AND WILL HAVE NO VALUE.

1. Method of Subscription—Exercise of Rights.

To exercise Rights, complete your Rights Certificate and send the properly completed and executed Rights Certificate evidencing such Rights, with any signatures required to be guaranteed so guaranteed, together with payment in full of the subscription price for each share of Class A common stock subscribed for pursuant to the basic subscription right and the over-subscription privilege, to the subscription agent so that it will be actually received by the subscription agent on or prior to 5:00 p.m., Eastern Time, on the expiration date. The subscription agent will hold your payment of the subscription price in a segregated account with other payments received from other rights holders until the Company issues your shares of Class A common stock upon completion of the Rights Offering, and after all pro rata allocations and adjustments have been completed and upon payment of the subscription price for such shares. All payments of the subscription price must be made in United States dollars for the full number of shares of Class A common stock for which you are subscribing by (x) check drawn upon a United States bank payable to Colonial Stock Transfer Company, Inc., as subscription agent, or (y) wire transfer of immediately available funds to the account maintained by the subscription agent for the purpose of accepting subscriptions in the Rights Offering. Please reference your Rights Certificate number on your check or reference the holder’s name on the wire transfer.

The Rights Certificate must be delivered to the subscription agent at the address indicated below and payment of the subscription price must be delivered to the subscription agent by one of the methods described below:

By First Class Mail, Hand Delivery or Overnight Courier:

Colonial Stock Transfer Company, Inc.
Attn: Amy Parker

7840 S 700 E.

Sandy, UT 84070

By Wire Transfer:

Colonial Stock Transfer Company, Inc., as subscription agent,

on our behalf at Key Bank

410 E. 400 S, Salt Lake City, Utah 84111

ABA #124000737

Acct. Name: Colonial Stock Transfer Escrow #23

Acct # [*], SWIFT: KEYBUS33

Colonial Stock Transfer FBO Longeveron Inc.,

Reference to the Rights holder’s name.

Delivery to any address or by a method other than those set forth above will not constitute valid delivery.

If you are a holder and have any questions, require assistance regarding the method of exercising Rights or require additional copies of relevant documents, please contact the information agent, Okapi Partners, LLC, at toll-free telephone number (844) 201-1170.

If you are a broker or bank and have any questions, require assistance regarding the method of exercising Rights or require additional copies of relevant documents, please contact the information agent, Okapi Partners, LLC, at toll-free telephone number (844) 297-0720.

If you hold your shares of Class A common stock in the name of a broker, bank, or other nominee, then your broker, bank, or other nominee is the record holder of the shares you own. If you wish to exercise your Rights, the record holder must exercise the Rights on your behalf for the shares of Class A common stock you wish to purchase. When making arrangements with your bank or broker for the delivery of funds on your behalf, you may also request such bank or broker to exercise the Rights Certificate on your behalf.

Banks, brokers, and other nominee holders of Rights who exercise the basic subscription rights and the over-subscription privilege on behalf of beneficial owners of Rights will be required to certify to the subscription agent and the Company, in connection with the exercise of the over-subscription privilege, as to the aggregate number of basic subscription rights that have been exercised and the number of shares of Class A common stock that are being subscribed for pursuant to the over-subscription privilege, by each beneficial owner of Rights (including such nominee itself) on whose behalf such nominee holder is acting. If there are not enough shares of Class A common stock to satisfy all subscriptions made under the over-subscription privilege, the Company will allocate the remaining shares of common stock pro rata, among those over-subscribing rights holders. “Pro rata” means in proportion to the number of shares of Class A common stock that you and the other rights holders have subscribed for under the over-subscription privilege. If the aggregate subscription price paid by you is insufficient to purchase the number of shares of Class A common stock subscribed for, or if no number of shares of Class A common stock to be purchased is specified, then you will be deemed to have exercised your rights under the basic subscription rights to purchase shares of Class A common stock to the full extent of the payment tendered.

If the aggregate subscription price paid by you exceeds the amount necessary to purchase the number of shares of Class A common stock for which you have indicated an intention to subscribe, then the remaining amount will be returned to you by mail, without interest or deduction, promptly after the expiration date and after all pro rata allocations and adjustments contemplated by the terms of the Rights Offering have been effected. You will not receive interest on any payments refunded to you under this Rights Offering.

Your Rights will not be considered exercised unless the subscription agent receives from you, your broker, custodian, or nominee, as the case may be, all of the required documents and your full subscription price payment on or prior to 5:00 p.m., Eastern Time, on                         , 2023, the expiration date of this Rights Offering, unless extended.

If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in this Rights Offering, the subscription agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. You should allow a sufficient number of days to ensure delivery to the subscription agent and clearance of any payment by personal check on or prior to 5:00 p.m., Eastern Time, on the expiration date. Neither the Company nor the subscription agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor is the Company under any obligation to correct such forms or payment. The Company has the sole discretion to determine whether a subscription exercise properly follows the subscription procedures.

Delivery to an address or by a method other than those above will not constitute valid delivery.

2. Issuance of Common Stock.

Promptly following the expiration of the Rights Offering, and the valid exercise of Rights pursuant to the basic subscription right and over-subscription privilege, and after all pro rata allocations and adjustments contemplated by the terms of the Rights Offering have been effected, the following deliveries and payments will be made to the address shown on the face of your Rights Certificate, or, if you hold your shares in book-entry form, such deliveries and payments will be in the form of a credit to your account, unless you provide instructions to the contrary in your Rights Certificate:

(a)	Basic Subscription Rights. The subscription agent will deliver in book-entry, or uncertificated, form the number of shares of Class A common stock purchased by a holder pursuant to the holder’s basic subscription rights.

(b)	Over-Subscription Privilege. The subscription agent will deliver to each rights holder who validly exercises the over-subscription privilege the number of shares of Class A common stock, if any, allocated to and purchased by such holder pursuant to the over-subscription privilege (and after all pro rata allocations and adjustments have been completed with respect to the over-subscription and taking into account the guaranteed delivery period). See “The Rights Offering—The Subscription Rights- Basic Subscription Right and Over-Subscription Privilege” in the Prospectus.

(c)	Excess Cash Payments. The subscription agent will mail to each holder who exercises their Rights any excess amount, without interest or deduction, received in payment of the subscription price for shares of Class A common stock that are subscribed for by rights holder but not allocated to such holder pursuant to the basic subscription right or over-subscription privilege. See “The Rights Offering— Return of Funds upon Completion or Termination” in the Prospectus.

(d)	Beneficial Owner. If you hold your shares in the name of a broker, dealer, custodian bank, broker, dealer or other nominee, DTC will credit your account with your nominee with the share of Class A common stock that are subscribed for by a rights holder in the Rights Offering.

3. Sale or Transfer of Rights.

The Rights are transferable during the course of the subscription period and are expected to trade on The Nasdaq Capital Market until 4:00 p.m. Eastern Time on               , 2023 (or if the offer is extended, until 4:00 p.m. Eastern Time on the extended expiration date) under the symbol “LGVNR”. As a result, you may transfer or sell your Rights even if you do not want to purchase any shares of Class A common stock. If you purchase Rights in the open market or otherwise, and this Rights Offering is not completed, the purchase price paid for such Rights will not be returned to you.

The Rights are a new issue of securities with no prior trading market, and we cannot provide you any assurances as to the liquidity of the trading market for the Rights or the market value of the Rights. Therefore, we cannot assure you that you will be able to sell any of your Rights or as to the value you may receive in a sale. The Class A common stock underlying the Rights may not be transferred separately.

If you are a holder and do not wish to exercise your Rights, you may instruct the subscription agent to sell all or a portion of your Rights by following the instructions on your Rights Certificate. If you wish to transfer your Rights, you and your transferee may submit a simultaneous instruction to the subscription agent to transfer your Rights and to exercise such transferred Rights on behalf of the transferee by following the instructions in your Rights Certificate. The subscription agent will only facilitate sales, subdivisions or transfers (without simultaneous exercise) of the physical Rights Certificates until 5:00 p.m., Eastern Time, on         , 2023, five (5) business days prior to                    , 2023, the expiration date (as it may be extended).

Neither we nor the subscription agent shall have any liability to a transferee or transferor of Rights if Rights Certificates are not received in time for exercise prior to the expiration date or subdivision or transfer (without simultaneous exercise) prior to            , 2023, five business days prior to            , 2023, the expiration date (as it may be extended).

4. Fees and Expenses.

The Company will pay all customary fees and expenses of the subscription agent and the information agent related to their acting in such roles in connection with the Rights Offering. The Company has also agreed to indemnify the subscription agent and the information agent from certain liabilities that they may incur in connection with the Rights Offering.

5. Execution.

(a)	Execution by Registered Holder: The signature on the Rights Certificate must correspond with the name of the registered holder, which includes holders of Class B common stock and participating warrants, exactly as it appears on the face of the Rights Certificate without any alteration, enlargement or change. Persons who sign the Rights Certificate in a representative or other fiduciary capacity on behalf of a registered holder must indicate their capacity when signing and, unless waived by the subscription agent in its sole and absolute discretion, must present to the subscription agent satisfactory evidence of their authority so to act.

(b)	Execution by Person Other than Registered Holder: If the Rights Certificate is executed by a person other than the holder named on the face of the Rights Certificate, proper evidence of authority of the person executing the Rights Certificate must accompany the same unless, for good cause, the subscription agent dispenses with proof of authority.

(c)	Signature Guarantees: If you are neither a registered holder (or signing in a representative or other fiduciary capacity on behalf of a registered holder) nor an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, your signature must be guaranteed by such an eligible institution.

6. Method of Delivery to Subscription Agent.

The method of delivery of Rights Certificate and payment of the subscription price to the subscription agent will be at the election and risk of the Rights holder, and it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested and that a sufficient number of days be allowed to ensure delivery to the subscription agent and the clearance of payment prior to 5:00 p.m., Eastern Time, on the expiration date. If payments are made by wire transfer, they must be made in immediately available funds to the account maintained by the subscription agent for the purpose of accepting subscriptions in the Rights Offering prior to 5:00 p.m., Eastern Time, on the expiration date.

7. Special Provisions Relating to the Delivery of Rights through the Depository Trust Company.

In the case of Rights that are held of record through The Depository Trust Company (“DTC”) or are held in “street name” with DTC participants, exercises of the basic subscription right and of the over-subscription privilege may be effected by instructing DTC to transfer Rights from the DTC account of such holder to the DTC account of the subscription agent, together with certification as to the aggregate number of Rights exercised and the number of shares of Class A common stock thereby subscribed for under the Rights by each beneficial owner of Rights on whose behalf such nominee is acting, and payment of the subscription price for each share of Class A common stock subscribed for pursuant to the basic subscription rights and the over-subscription privilege. See the Company’s “Form of Letter to Clients of Brokers and Other Nominee Holders” and the “Form of Nominee Holder Certification.”

8. Determinations Regarding the Exercise of Your Rights.

The Company will decide, in its sole discretion, all questions concerning the timeliness, validity, form, and eligibility of the exercise of your Rights. Any such determinations by the Company will be final and binding. The Company, in its sole discretion, may waive, in any particular instance, any defect or irregularity or permit, in any particular instance, a defect or irregularity to be corrected within such time as the Company may determine. The Company will not be required to make uniform determinations in all cases. The Company may reject the exercise of any of your Rights because of any defect or irregularity. The Company will not accept any exercise of Rights until all irregularities have been waived by the Company or cured by you within such time as the Company decides, in its sole discretion.

Neither the Company, the subscription agent, nor the information agent will be under any duty to notify you of any defect or irregularity in connection with your submission of Rights Certificates, and the Company will not be liable for failure to notify you of any defect or irregularity. The Company reserves the right to reject your exercise of Rights if it determines that your exercise is not in accordance with the terms of the Rights Offering, as set forth in the Prospectus and these Instructions, or in proper form. The Company will also not accept the exercise of your Rights if the issuance of shares of Class A common stock to you could be deemed unlawful under applicable law.

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